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                                                                  Exhibit (b)(4)


                              ASSUMPTION AGREEMENT
                              --------------------



         Reference is made to the Loan Agreement dated as of November 18, 1997 (as now or hereafter amended or modified from time to time, the "Loan Agreement") among INVACARE CORPORATION, an Ohio Corporation (the "Company"), each of the Borrowing Subsidiaries designated therein from time to time (collectively with the Company, the "Borrowers" and each individually a "Borrower"), the Banks named therein (the "Banks"), NBD BANK, as agent for the Banks (the "Agent") and KEYBANK NATIONAL ASSOCIATION, as co-agent for the Banks. Terms defined in the Loan Agreement are used herein with the same meaning.


         1. Michigan National Bank ("New Bank") has decided to become a Bank under the Loan Agreement, with its Commitment, Percentage of Total Commitments and address for notice as described next to its signature below. The New Bank
(i) confirms that it has received a copy of the Loan Agreement, together with copies of the financial statements referred to in Section 4.6 thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assumption Agreement; (ii) agrees that it will, independently and without reliance upon the Agent, the Co-Agent or any Bank and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement; (iii) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Agreement as are delegated to the Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms of all of the obligations that by the terms of the Loan Agreement are required to be performed by it as a Bank; and (v) if the New Bank is organized under the laws of a jurisdiction outside the United States, attaches the forms prescribed by the Internal Revenue Service of the United States certifying as to the New Bank's status for purposes of determining exemption from United States withholding taxes with respect to all payments to be made to the New Bank under the Loan Agreement and the Notes or such other documents as are necessary to indicate that all such payments are subject to such taxes at a rate reduced by an applicable tax treaty.

         2. Following the execution of this Assumption Agreement, it will be delivered to the Agent and the Company for acceptance by the Agent and the Company and recording by the Agent. The effective date for this Assumption Agreement (the "Effective Date") shall be the date of acceptance hereof by the Agent and the Company.

         3. Upon such acceptance by the Agent and the Company and recording by the Agent,


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as of the Effective Date, the New Bank shall be a party to the Loan Agreement and, to the extent provided in this Assumption Agreement, have the rights and obligations of a Bank thereunder. On the Effective Date, the New Bank shall, in fulfillment of its obligations as a Bank under the Loan Agreement, fund its share of outstanding Revolving Credit Advances in accordance with its Percentage of Total Commitment by making available such amount to the Agent in immediately available funds at the principal office of the Agent. The Agent shall promptly adjust the balance of outstanding Revolving Credit Advances owing to each Bank in accordance with each Bank's new Percentage of Total Commitment and promptly remit to each Bank any repayment due such Bank as a result of such adjustment. In the event any Eurodollar Rate Loans are outstanding on the Effective Date and the repayment of such Eurodollar Rate Loans prior to the last day of the applicable Eurodollar Interest Period would result in costs and expenses to any Bank as described in Section 3.8 of the Loan Agreement, the New Bank shall purchase a participation interest in any outstanding Eurodollar Rate Loans from each Bank which would suffer such costs and expenses. The amount of the participation interest purchased by the New Bank from any Bank under this paragraph shall be equal to the amount of the repayment such Bank would have received with respect to such Eurodollar Rate Loan as a result of the adjustment described in this paragraph.

         4. This Assumption Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan.

         5. This Assumption Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         6. Upon acceptance and recording by the Agent, the Agent shall notify each Bank and the Company of the Percentage of Total Commitments of each Bank, which shall be binding on all parties.



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         IN WITNESS WHEREOF, the New Bank has caused this Assumption Agreement to be executed by its officer thereunto duly authorized as of the date specified thereon.


2777 Inkster Road                        MICHIGAN NATIONAL BANK
P.O. Box 9065
Farmington Hills, Michigan 48333
Attention: Intl. Banking Dept.           By: /s/ Christopher J. Mayone
Facsimile No. (248) 615-5910                ------------------------------------
                                         Its: Commercial Relationship Manager
                                             -----------------------------------
Commitment Amount $25,000,000

Percentage of Total Commitments: 5.88%

                                         Accepted and Agreed:


                                         NBD BANK, as Agent


                                         By: /s/ Winifred S. Pinet
                                            -----------------------------------
                                         Its: First Vice President
                                             ----------------------------------

                                         INVACARE CORPORATION, as Treasury
                                         Manager on behalf of the Borrowers


                                         By: /s/ Thomas R. Miklich
                                            -----------------------------------
                                         Its: Chief Financial Officer
                                             ----------------------------------

Effective Date:  December 23, 1997



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